

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2014

Via E-mail
Frank A. Cavallaro
Chief Financial Officer
Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, Pennsylvania 19102

      Re: **Republic First Bancorp, Inc.**
             Form 10-K for Fiscal Period Ended December 31, 2013
             Filed March 24, 2014
             File No. 000-17007

Dear Mr. Cavallaro:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Gus Rodriguez

                    Gus Rodriguez
                    Accounting Branch Chief